                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                 ----------------------------------------------

     In the Matter of:

                                                   CERTIFICATE
     CENTERPOINT ENERGY, INC.                      OF
     1111 Louisiana                                NOTIFICATION
     Houston, Texas  77002

     (70-9895)

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 ----------------------------------------------

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of Reliant Energy, Incorporated and CenterPoint Energy, Inc. in the above-captioned file and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27548 (July 5,
2002)), CenterPoint Energy, Inc. is reporting certain rating agency action as set forth in more detail in the attached press releases from Moody's Investor Service, incorporated herein by reference.


                            CENTERPOINT ENERGY, INC.


                            By: /s/  Rufus S. Scott
                                ------------------------------------------------
                                Rufus S. Scott
                                Vice President and Assistant Corporate Secretary


Dated:  November 6, 2002


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Rating Action: CenterPoint Energy, Inc.

MOODY'S LOWERS CENTERPOINT ENERGY INC. RATINGS TO Ba1 FROM Baa2 AND LOWERS CENTERPOINT ENERGY RESOURCES TO Ba1 FROM Baa3.

MOODY'S LOWERS CENTERPOINT ENERGY HOUSTON ELECTRIC RATINGS TO Baa2 SECURED FROM A3 SECURED

Approximately $12 Billion of Debt Securities Affected.

New York, November 04, 2002 -- Moody's lowered to Ba1 from Baa2 the senior unsecured ratings assigned to CenterPoint Energy, Inc. the new holding company formed to effect the restructuring of Reliant Energy, Inc. (REI) on September 30 2002. Moody's also lowered to Not-Prime from Prime-2 CenterPoint Energy's short term rating for commercial paper. At the same time, Moody's assigned a Ba1 rating to CenterPoint Energy's new $3.85 billion bank facility. Moody's also lowered to Ba1 from Baa2 the senior unsecured rating assigned to CenterPoint Energy Resources Corp. (CERC), the regulated gas distribution company, and to Not-Prime from Prime-2 CERC's rating for commercial paper. The rating outlook for CenterPoint Energy is negative as is the outlook for CERC's rating.

Moody's lowered to Baa2, from A3, the senior secured ratings assigned to CenterPoint Energy Houston Electric, the regulated wires company (or TDU). Moody's assigned a Baa2 secured rating to TDU's new $850 million secured bank facility. The rating outlook for the TDU is stable. These actions conclude a review initiated July 31, 2002.

The downgrades reflect the limited financial flexibility experienced by the holding company given delays in spinning-off its 80% owned subsidiary, Reliant Resources, Inc. (RRI, Ba3) which it finally accomplished September 30th. RRI related challenges have constrained CenterPoint Energy's access to capital markets and as a result, the company implemented new credit facilities on October 10 which Moody's believes contain onerous terms.

New facilities available to CenterPoint total $4.7 billion in 364 day bank financing, due in October, 2003. However, the facilities ($3.850 million available to the parent and $850 million available to the TDU) mature on November 15 unless $420 million is arranged at the TDU to replace maturing bond. Both facilities contain mandatory commitment reductions next year ($600 million in each of February and June of 2003 for the parent, and $450 million in April for the TDU.) The company is in discussions with third parties to arrange the financing and plans to access the capital markets to replace bank funding next year.

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Bank funding at the TDU and the incremental $420 million are secured by general mortgage bonds issued under a new bond indenture between CenterPoint Energy Houston Electric and JPMorgan Chase Bank, as trustee. Although the lien of the indenture is junior, subject and subordinate to the prior lien of the November 1944 first mortgage bond indenture, the first and general mortgage bonds are pari passu in right of payment. As a result, we are assigning to the general mortgage bonds the same Baa2 secured rating as the rating of the first mortgage bonds. Sufficient collateral exists per the bonding ratio to secure the two on an original cost basis.

The Public Utility Commission of Texas allows the TDU to earn an 11.25% return on 40% equity per regulatory books. While additional capacity under the first and general mortgage indentures would allow the utility to incur additional raise additional leverage, the Public Utility Holding Company Act precludes CenterPoint or any of its subsidiaries from exceeding 70% debt. The SEC granted the holding company a temporary exemption from this proscription in approving CenterPoint's restructuring since its plans to de-leverage from 80% toward 60% by 2005 are codified in the 1999 law deregulating electricity markets in Texas effective this year (SB 7.) We have lowered the TDU's rating to Baa2 to reflect the possibility that it will lever up in order to meet the commitment reductions in the bank facilities.

The downgrade of CERC ratings reflect concerns about the adequacy of its liquidity over the coming months. CERC's ratings and outlook have been changed to reflect those of its parent, because CERC will likely rely on CenterPoint Energy for liquidity in the near-term. Available liquidity on its two bank facilities is very limited going into the winter heating season when CERC's working capital needs can be at their highest. Capacity under its $350 million revolver is fully utilized. The expiration on its $150 million trade receivables program has been extended to November 15, 2002, while the company continues its negotiations to convert this program into a bankruptcy-remote structure. The trade receivables facility agreements currently being negotiated contain rating triggers, whereby a downgrade by one rating agency to below investment grade will restrict CERC's use of this program.

The negative outlook at CenterPoint Energy reflects near term liquidity challenges in the mandatory commitment reductions required in the bank financing. The negative outlook at CERC reflects its dependence upon CenterPoint Energy for interim liquidity needs. The stable outlook at the TDU reflects its relative isolation from challenges at the parent. A return to stable outlooks for CenterPoint Energy and CERC will depend on the company's ability to resolve its near term liquidity challenges.

CenterPoint Energy, Inc. is headquartered in Houston, Texas.